82-2418



Grove Energy Limited
Suite 1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
TSX-V: **GRV**



January 10, 2005

Canada Stockwatch
Vancouver, B.C. - By Fax No. 604-687-2304
-and by Email: news@stockwatch.com
and
Market News Publishing, Inc.
Vancouver, B.C. - By Fax No. 604- 689-1106
- and By email: news@baystreet.com

Dear Sirs:

Re: Grove Energy Limited (formerly WPN Resources Ltd) - News Release

Please find enclosed a copy of News Release of even date, which we would ask that you disseminate pursuant to the TSX Venture Exchange's requirements, as well as for normal publication in each of your newsletters.

Yours very truly,

GROVE ENERGY LIMITED

"Glenn Whiddon"

GLENN WHIDDON, CEO

GW/ag
Enc.

c.c. Canadian Venture Exchange - via SEDAR
c.c. B.C. Securities Commission - via SEDAR
c.c. Tupper Jonsson & Yeadon - by fax #604 681 0139

FILE No. 82-2418
Rule 12g3-2 (b)



Grove Energy Limited

Date: January 10, 2005 **NEWS RELEASE**

Abaddesse-1 Exploration Well Discovery

Grove Energy Limited ("Grove") (TSX-V & AIM: GRV). Grove announces that it has tested gas during initial flow testing of the Abaddesse-1 exploration well (the "Well"). A comprehensive test programme has been designed for the Well over a gross interval of 2,602 metres to 2,733 metres that contains three layers of gas bearing sands which have been perforated. Flow testing of the upper layer has been completed and testing will now commence on the lower layers. It is anticipated that the comprehensive test programme will be completed over the coming 7-10 days. Production test results will be made available following completion of the test programme and assessment of the flow rates and pressure data. Operational photos can be viewed at http://www.groveenergy.com/projects/gallery.shtml

The Well was drilled on the Company's San Marco concession area, covering an area of 29,254 hectares, and is located in the prolific Po Valley Gas Basin in Italy, from which cumulative gas production from over 33 onshore and offshore fields totals 4.1 Tcf.

Blugas S.p.A, an independent Italian gas trading firm based in the Po Valley, Italy farmed into the Abaddesse prospect. Pursuant to the farm-in agreement, Blugas contributes Euro 1.5 million to the cost of the Well, and in return earns the right to a maximum of 70 MM SCM (2.4 B SCM) of natural gas produced from the Abaddesse prospect and exclusive rights to acquire all natural gas produced via a life-of-field gas supply contact.

Glenn Whiddon, CEO stated: "We are extremely pleased with our first discovery on the San Marco concession and our partnership with Blugas on the Abaddesse prospect. With the strong demand for natural gas in Italy, excellent regional infrastructure surrounding the discovery and our partnership with Blugas, we look forward to bringing this discovery into production and pursuing further exploration activities on the San Marco concession".

Grove Energy is engaged in the exploration, acquisition and development of natural gas and oil in South East Europe and the Mediterranean margin. Grove's principal exploration and appraisal properties are located onshore Slovenia, Italy and Romania, and offshore in the area surrounding Pantelleria Island in the Sicily Channel.

FILE No. 82-2418
Rule 12g3-2 (b)

Readers are cautioned that the preceding statements may include certain estimates, assumptions and other forward-looking information. The actual future performance, developments and/or results of the Company and its subsidiaries may differ materially from any or all of the forward-looking statements, which include current expectations, estimates and projections, in all or part attributable to general economic conditions and other risks, uncertainties and circumstances partly or totally outside the control of the Company and its subsidiaries, including oil prices, imprecision of reserve estimates, drilling risks, future production of gas and oil, rates of inflation, changes in future costs and expenses related to the activities involving the exploration, development, production and transportation of oil, hedging, financing availability and other risks related to financial activities, and environmental and geopolitical risks. Discussion of the various factors that may affect future results is contained in the corporation's recent filings with Canadian securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO

For further information please contact:

Glenn Whiddon, CEO
glenn@groveenergy.com
Web: groveenergy.com
E-Mail: office@groveenergy.com
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax: +61(0)8 9322 7577
United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Michael Hanson
Equest Partners Limited
Phone : +44 (0)207 420 7600
mhanson@equest-partners.com